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wilmerhale.com

March 14, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Tetraphase Pharmaceuticals, Inc.
Registration Statement on Form S-1
No. 333-186574

Ladies and Gentlemen:

This letter is provided on behalf of Tetraphase Pharmaceuticals, Inc. (the “Company”), and in connection with the Registration Statement referenced above (the “Registration Statement”), in response to oral comments provided by Karen Ubell of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 13, 2013 to the undersigned.

Ms. Ubell’s comments related to two emails from the Company’s Chief Financial Officer that the Company supplementally provided to the Staff on March 11, 2013 in accordance with an earlier comment of the Staff requesting that copies of written materials that are presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), be submitted to the Staff. Specifically, Ms. Ubell indicated that the Staff was concerned that material information in the two emails was not included in the Company’s preliminary prospectus dated March 5, 2013 (the “Preliminary Prospectus”) and requested that each of the two emails be filed with Commission as a free writing prospectus under Rule 433 with the goal of ensuring that such information is included in the Company’s disclosure package for all potential investors.

As discussed on the phone with Ms. Ubell, the Company does not believe that it is required to file the two emails as free writing prospectuses under Rule 433 and does not believe that filing of the two emails is necessary to ensure that the disclosure package provided to investors in the offering does not contain an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading.

The Company first notes that Section 5(d) of the Securities Act enables emerging growth companies to engage in oral or written “test-the-waters” communications with eligible institutional investors to determine their investment interest in a contemplated IPO, either prior to or following the date of filing of a registration statement. These communications are not required to be filed with the Commission. The two emails constitute written “test the waters” communications.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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Securities and Exchange Commission

Division of Corporation Finance

March 14, 2013

The first of the two emails was sent by the Company’s Chief Financial Officer on March 9, 2013. After reviewing this March 9 email, the Company determined that, while the subject matter of each of the four bullets was materially consistent with the disclosure in the Preliminary Prospectus, the wording of the second and third bullets was inartful and could lead to confusion. For that reason, on March 11, 2012, the Chief Financial Officer sent a second email to clarify the statements made in those two bullets in the March 9 email and to remind the investor that any investment decision should be made on the basis of the Preliminary Prospectus and not the emails. For instance, the Company clarified the statement in the March 9 email that “There are only four drugs in development that are aimed at MDR Gram-negative infections” to indicate that the Company was aware of “four drugs that are aimed at MDR gram-negative infections that are in or are planning for Phase 3 clinical trials.” This clarified disclosure is consistent with the disclosure on page 106 of the Preliminary Prospectus.

In the undersigned’s discussion with Ms. Ubell, Ms. Ubell cited the first bullet of the March 9 email as an example of disclosure that the staff believed was overstated and not in the Preliminary Prospectus. The Company acknowledges that the Preliminary Prospectus does not reference the newspaper articles that are cited in the first bullet of the March 9 email. However, the Company believes that the crux of the statement in the first bullet is that the multi-drug resistant gram-negative infections that are killing people are getting greater attention, and the reference to the specific newspaper articles provided in the first bullet merely served as an example of that trend. Moreover, the Company does not believe that the statement indicates in any respect that eravacycline covers any or all of these infections. Consequently, the Company believes that this statement provided in the March 9 email was materially consistent with the disclosure provided in the Preliminary Prospectus, which includes, among other statements, the following on page 81: “As a further example of the seriousness of the threat of Gram-negative bacteria resistant to all available antibacterial agents, in 2012, the national media including The New York Times, The Wall Street Journal and The Washington Post reported that the Clinical Center of the National Institutes of Health had an outbreak of Gram-negative Klebsiella pneumoniae bacteria strains that were resistant to all available antibiotics that resulted in seven deaths.” The Company believes that the reference provided in the email to the additional newspaper articles that were not disclosed in the Preliminary Prospectus does not constitute material additional information, as the fact of the existence of those articles serves only as further support of statements already included in the Preliminary Prospectus.

While there is nothing in the first bullet of the March 9 email that would suggest that the email could be deemed to incorporate the substance of the referenced articles, the Company believes that even if the substance of those articles were deemed to be incorporated by reference into the

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2013

email, the email would still be materially consistent with the disclosure in the Preliminary Prospectus. A review of the three cited articles shows discussions of (i) Klebsiella pneumoniae generally, (ii) the deaths at the National Institutes of Health, (iii) the increasing focus on these types of infections, (iv) the difficulty in treating these types of infections, due in part to their drug resistance to antibiotics such as carbepenems, (v) the death rates associated with these infections and (vi) the fact that some doctors are even using old antibiotics that have not been used for years in treating these infections. Disclosure regarding each one of these items is included in the Preliminary Prospectus, including in particular on page 81 of the Preliminary Prospectus.

On these bases, the Company asserts that the two emails are not and should not be required to be filed as free writing prospectuses or as part of an amendment to the Registration Statement. Specifically, the Company believes that:

(i)	The emails are written test-the-water communications that are not required to be filed with the Commission as a result of Section 5(d) of the Securities Act.

(ii)	The disclosure in the emails is consistent in all material respects with the current disclosure in the Preliminary Prospectus such that (a) the failure to include the emails in the disclosure package for investors would not result in a disclosure package that contains any material misstatement or material omission of a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading and (b) any statement in the emails that could be a source of liability for the Company is included in the Preliminary Prospectus.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663.

Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber

Stuart M. Falber